Exhibit 99.1
msystems Contact:                             Investor Relations Contacts:
Elana Holzman                                 Jeff Corbin / Lee Roth
Director of Investor Relations                KCSA
+972 (9) 764-5000                             +1 (212) 682-6300
elana.holzman@m-systems.com                   jcorbin@kcsa.com / lroth@kcsa.com
---------------------------                   ---------------------------------


                                                     FOR IMMEDIATE RELEASE

                  MSYSTEMS REPORTS $209 MILLION IN REVENUES AND
             NON GAAP EPS OF 26 CENTS FOR THE SECOND QUARTER OF 2006


KFAR-SABA, ISRAEL, AUGUST 7, 2006 - msystems(TM) (Nasdaq: FLSH), a leader in smart personal storage, today announced financial results for the second quarter ended June 30, 2006.

         GAAP financial highlights for the second quarter:
         -------------------------------------------------

         |X| Revenues totaled $209.5 million, reflecting a 72 percent increase compared with revenues of $121.6 million in the second quarter of 2005 and a 4 percent decrease compared with revenues of $219.1 million in the first quarter of 2006.

         |X| Gross margins were 23.3 percent, 2.9 percent higher than gross margins of 20.4 percent in the first quarter of 2006.

         |X| Net income was $3.1 million, or $0.08 per share on a fully diluted basis, compared with first quarter net income of $5.7 million, or $0.14 per share on a fully diluted basis.

         Non GAAP financial highlights for the second quarter:
         ----------------------------------------------------

         |X|      Revenues totaled $209.5 million.

         |X| Non GAAP gross margins were 23.4 percent, 2.8 percent higher than non GAAP gross margins of 20.6 percent in the first quarter of 2006.

         |X| Non GAAP net income was $10.8 million, or $0.26 per share on a fully diluted basis, compared with first quarter non GAAP net income of $8.7 million, or $0.21 per share on a fully diluted basis.

         Non GAAP adjustments for the second quarter of 2006 (and, to the extent applicable, the first quarter of 2006) exclude the effects of stock-based compensation, amortization of intangible assets related to an acquisition, expenses attributable to the review of prior stock option grants and related withholding tax expenses, and expenses attributable to the previously planned securities offering. A reconciliation of all non GAAP results to the comparable GAAP results is set forth below.

         Commenting on the results, Dov Moran, President and Chief Executive Officer of msystems, said, "I am pleased with our results for the second quarter of 2006, which were better than we had anticipated. I am particularly pleased with our performance in the mobile market. The growth we are experiencing in mDOC sales reflects the considerable long term growth opportunity of the mobile market."

         He continued, "In early May, we announced our revolutionary x4 technology, designed to enable the utilization of 4-bit/cell NAND flash, which was previously considered to be a practical and physical impossibility. x4 is the culmination of over 15 years of work and innovation in flash memory at msystems. During this time, we consistently introduced new technologies and products, and shaped the markets in which we operate. I am confident that completion of our pending transaction with SanDisk Corporation will further strengthen our innovation, technology and product offering, and will enable us to better realize the growth potential of the flash memory market."

CONFERENCE CALL

         msystems' management will host a conference call to discuss its second quarter financial results at 10:00 a.m. EDT today, August 7, 2006. In light of the pending transaction with SanDisk, there will be no question and answer session following management's prepared comments on the call.

         The call can be accessed by dialing: +1 (973) 582-2830. The call will also be available live on the Internet at www.msystems.com and www.kcsa.com. Following the call, the webcast will be archived for a period of 90 days. A replay of the call will be available beginning at approximately 12:00 p.m. EDT, August 7, 2006, until August 14, 2006 at 11:59 p.m. To access the replay, please call +1 (973) 341-3080; ID Code: 7678807.

ABOUT MSYSTEMS

msystems has been transforming raw flash material into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets.

More information is available online at www.msystems.com. MSYSTEMS. MADE
SMARTER.


All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only. msystems is a trademark of msystems Ltd.; MegaSIM is a trademark of msystems Ltd. in the United States and other countries and registered in Israel and Japan. U3 is a trademark of U3, LLP.

This press release includes forward-looking statements including statements regarding the proposed merger with SanDisk Corporation, the future market for the companies' products, as defined in the Private Securities Litigation Reform Act of 1995, including statements about our business outlook for the future, that our based on our current expectations. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to: that the businesses of msystems and SanDisk will not be integrated successfully and that any synergies from the transaction may not be fully realized or may take longer to realize than expected; all risk associated with the development and implementation of x4 technology , including difficulties in utilization or implementation of 4-bit/cell NAND flash, , any failure we may experience in perfecting and/or protecting our intellectual property rights related to x4 technology, and the risk that flash manufacturers may opt to utilize such other technologies and not our x4 technology; the risk that msystems business may not perform as expected, risks relating to msystems prior stock option grants, the effect of global economic conditions in general and conditions in msystems' industry and target markets in particular, shifts in supply and demand, difficulty in predicting the level of sales by our venture with a flash partner, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in msystems' and its customers' inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on msystems' and its customers' products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for msystems' and its customers' products; and other risk factors detailed from time to time in msystems' filings with the Securities and Exchange Commission. msystems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to msystems' website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive msystems' future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

                               (Tables to Follow)
                               - - - - - - - - - -